Filed Pursuant to Rule 433

Registration No. 333-154677

October 13, 2010

Raytheon Company

Final Term Sheet

October 13, 2010

Issuer:	Raytheon Company

Format:	SEC Registered

Size:	$600 million

Maturity:	October 15, 2040

Coupon:	4.875%

Yield:	4.916%

Spread to Benchmark Treasury:	T+110 basis points

Benchmark Treasury:	UST 4.375% due May 15, 2040

Benchmark Treasury Price Yield:	109-27+; 3.816%

Interest Payment Dates:	Semi-annually on April 15 and October 15, commencing April 15, 2011

Redemption Provision:	In whole or in part, at any time, at the Issuer’s option, at the greater of (i) 100% of principal amount or (ii) discounted present value at the Treasury Rate plus 20 basis points

Price to Public:	99.361%

Trade Date:	October 13, 2010

Settlement Date:	October 20, 2010 (T+5)

Minimum Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

CUSIP:	755111 BU4

ISIN:	US755111BU40

Joint Book-Running Managers:	Citigroup Global Markets Inc. Credit Suisse Securities (USA) LLC UBS Securities LLC Banc of America Securities LLC J.P. Morgan Securities LLC

Senior Co-Managers:	BNP Paribas Securities Corp. Credit Agricole Securities (USA) Inc. Morgan Stanley & Co. Incorporated RBS Securities Inc. SG Americas Securities, LLC Wells Fargo Securities, LLC
Co-Managers:	ANZ Securities, Inc. Lloyds TSB Bank plc Scotia Capital (USA) Inc.

The closing will occur on October 20, 2010, which will be more than three U.S. business days after the date of pricing. Rule 15c6-1 under the Securities Exchange Act of 1934 generally requires that securities trades in the secondary market settle in three business days, unless the parties to a trade expressly agree otherwise. Purchasers who wish to trade notes on the date of pricing or the immediately succeeding date will be required, by virtue of the fact that the notes will settle in 5 business days, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement.

This pricing term sheet supplements the preliminary form of prospectus supplement issued by Raytheon Company on October 13, 2010 relating to its prospectus dated October 23, 2008.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, you may obtain a copy of the prospectus by contacting Citigroup Global Markets Inc. at 1-877-858-5407, Credit Suisse Securities (USA) LLC at 1-800-221-1037, UBS Securities LLC 1-877-827-6444, ext. 561-3884, Banc of America Securities LLC at 646-855-6433, or J.P. Morgan Securities LLC at 212-834-4533.